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                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading
                                              quiring Statement        Symbol
   Pole             Michael                   (Month/Day/Year)         Activision, Inc. (ATVI)
   (Last)           (First)     (Middle)
                                                 5/15/00            5. Relationship of Reporting Person     6. If Amendment,
   c/o Activision, Inc.                                                to Issuer (Check all applicable)        Date of Original
   3100 Ocean Park Boulevard              3.  IRS or Social                                                 (Month/Day/Year)
                (Street)                      Security Number of       __ Director       __ 10% Owner
                                              Reporting Person
                                              (Voluntary)               X Officer (give  __ Other (specify  7. Individual or Joint/
   Santa Monica     California   90405                                    title below)       below)            Group Filing (check
   (City)            (State)     (Zip)                                                                         Applicable Line)
                                                                          Executive Vice President -        X  Form filed by One
                                                                          Worldwide Studios                    Reporting Person

                                                                                                            __ Form filed by More
                                                                                                               than One Reporting
                                                                                                               Person
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                                       Table 1 - Non-Derivative Securities Beneficially Owned

                                      2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
1.  Title of Security                    Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
    (Instr. 4)                           (Instr. 4)                  (Instr. 5)

Common Stock, par value $.000001              20,000                       D(1)
per share ("Common Stock")

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                         (Print or Type Responses)
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                            Table II - Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------    (Month/Day/Year)         Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ---------------------      ----------------------                         ect (D) or In    (Instr. 4)
                                       Expira-                     Amount                          Direct (I)
                           Date Exer-  tion                       or Number                        (Instr. 4)
                           cisable     Date           Title       of Shares
                           ---------   -------     -------------  ---------     --------------    --------------    ---------------

Employee Stock Options      5/15/00     4/7/10     Common Stock     50,000             $8.00              D
Employee Stock Options      5/1/01(2)   4/7/10     Common Stock    206,250             $8.00              D
Employee Stock Options      5/1/01(3)   4/12/10    Common Stock     68,750             $6.50              D


Explanation of Responses:

(1)  Includes 20,000 shares held by The Pole Family Trust of which the reporting person is a trustee.
(2)  The options vest 75,000 shares on 5/1/01; 75,000 shares on 5/1/02; and 56,250 shares on 5/1/03.
(3)  The options vest 25,000 shares on 5/1/01; 25,000 shares on 5/1/02; and 18,750 shares on 5/1/03.

*    Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                          /s/ Michael Pole                     08/17/00
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             ---------------------------        -------------
                                                                           **Signature of Reporting Person        Date
                                                                                Michael Pole

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.
                                                                                                                              Page 2

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